EXHIBIT 4.2

PTC-3

7-13-04

FIRST AMENDMENT TO AMENDED AND RESTATED

REVOLVING AND TERM LOAN AGREEMENT

THIS FIRST AMENDMENT TO AMENDED AND RESTATED REVOLVING AND TERM LOAN AGREEMENT (the “First Amendment”), dated and effective as of July 15, 2004, is made and entered into by and between BROWN & BROWN, INC., a Florida corporation (the “Borrower”), and SUNTRUST BANK, a Georgia corporation (the “Lender”).

WITNESSETH:

WHEREAS, on or about January 3, 2001, the Borrower and the Lender entered into that certain Amended and Restated Revolving and Term Loan Agreement (the “Initial Term Loan Agreement”) providing for a revolving loan and a term loan all as provided in the Initial Term Loan Agreement; and

WHEREAS, the Initial Term Loan Agreement contained various restrictions on the ability of the Borrower to incur other debt including, but not limited to, a restriction in Section 8.1(f) of the Initial Term Loan Agreement precluding the Borrower from incurring at any time any unsecured indebtedness exceeding the aggregate amount of $25,000,000; and

WHEREAS, the Borrower desires to incur unsecured Indebtedness up to the principal amount of $200,000,000 through the issuance of promissory notes to one or more investors (the “2004 Note Offering”); and

WHEREAS, the Borrower and the Lender wish to amend the Initial Term Loan Agreement so as to permit, among other matters, the 2004 Note Offering in accordance with the terms and conditions of this First Amendment.

NOW, THEREFORE, in consideration of the mutual covenants made herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Definitions. Unless defined in this First Amendment, capitalized terms contained herein shall have the meaning set forth in the Initial Term Loan Agreement.

2. Amendment of Existing Definition. The following existing definitions contained in Article I of the Initial Term Loan Agreement are hereby amended:

“Permitted Acquisitions” shall mean the acquisition, by merger, consolidation, purchase or otherwise, by any Consolidated Company of any Person where substantially all the assets or stock of said Person who is not affiliated with the Borrower are purchased, to the extent after giving effect to said acquisition, no Event of Default will occur or be continuing and either (i) the Funded Debt to Consolidated EBITDA Ratio will not be greater than 2.0:1; or (ii) the Funded Debt to Consolidated EBITDA Ratio will be greater than 2.0:1, then, in that event, only to the extent the aggregate value of said acquisitions after said 2.0:1 Ratio is met is not greater than $75,000,000.

3. New Definitions. The following definitions are added to Article I of the Initial Term Loan Agreement:

“2004 Note Offering” shall mean that certain transaction by which the Borrower has incurred Indebtedness up to the maximum principal amount of $200,000,000 all pursuant to the 2004 Note Purchase Agreement.

“2004 Note Purchase Agreement” shall mean that certain Note Purchase Agreement between the Borrower and the Purchaser’s scheduled thereto and dated July 15, 2004 by which the Borrower has issued both Series A Notes and Series B Notes, as in effect as of the date of this First Amendment, as the same may be amended or modified from time to time.

4. Amendment to Initial Term Loan Agreement. The Initial Term Loan Agreement is hereby amended as follows:

(a) Section 7.8 of the Initial Term Loan Agreement captioned “Maintain the Following Financial Covenants” is hereby amended in its entirety to read as follows:

“Section 7.8 Maintain the Following Financial Covenants.

(a) Consolidated Net Worth of a minimum of the sum of (i) $400,000,000 plus (ii) 50% of cumulative positive Net Income after September 30, 2003, plus (iii) 100% of net cash raised through contribution or issuance of new equity, less (iv) receivables from affiliates.

(b) A Fixed Charge Coverage Ratio of not less than 2.50 to 1.00 (The Fixed Charge Coverage Ratio means, at the end of any fiscal quarter, the ratio of (a) the sum of (i) Consolidated EBITDA plus (ii) Consolidated Rental Expense, both calculated for the period of four consecutive fiscal quarters then ended to (b) the sum of (i) Consolidated Interest Expense plus (ii) Consolidated Rental Expense, both calculated for such period.)

(c) A ratio of Consolidated Net Indebtedness as of the end of any fiscal year of the Company to Consolidated EBIDTA, for the period of four consecutive fiscal quarters of the Company ending with and including such fiscal quarter, not greater than 2.75 to 1.00.

The foregoing covenants will be tested quarterly.”

(b) There is hereby added the following sentence at the end of Section 7.10 captioned “Additional Guarantors”:

“Upon the request of the Borrower, the Lender will from time to time consider releasing the Guaranty of a Subsidiary who is not a Material Subsidiary provided that (i) no Event of Default then exists or would exist immediately after the release of said Subsidiary Guaranty, (ii) the circumstances or conditions by which said Subsidiary was no longer a Material Subsidiary was not otherwise prohibited under this Agreement, and (iii) the remaining Subsidiaries satisfy the financial covenants and requirements set forth in the defined term of “Material Subsidiary”. For a Subsidiary to be released hereunder, the written approval and consent of the Lender will be required.”

(c) There is hereby added to Section 8.1 of the Initial Term Loan Agreement the following subsection (g):

“(g) Unsecured Indebtedness not to exceed at any time the aggregate amount of $200,000,000 due under the 2004 Note Offering.”

(d) Section 8.8 of the Initial Term Loan Agreement captioned “Optional Prepayments” is hereby amended in its entirety to read as follows:

“Section 8.8 Optional Prepayments. Directly or indirectly, prepay, purchase, redeem, retire, defease or otherwise acquire, or make any optional payment on account of any principal of, interest on, or premium payable in connection with the optional prepayment, redemption or retirement of, any of its Indebtedness, or give a notice of redemption with respect to any such Indebtedness, or make any payment in violation of the subordination provisions of any Subordinated Debt, except with respect to (a) the Obligations under this Agreement and the Notes, (b) prepayments of Indebtedness outstanding pursuant to revolving credit, overdraft and line of credit facilities permitted pursuant to Section 8.1 (c), (d), (g) and (h), (c) Intercompany Loans made or outstanding pursuant to Section 8.1(e), (d) Intercompany Loans where both Consolidated Companies are not Credit Parties made or outstanding pursuant to Section 8.1 upon the prior written consent of the Lender, (e) Subordinated Debt, upon the prior written consent, of the Lender, and (f) Indebtedness under the 2004 Note Purchase Agreement.”

(e) Section 8.11 of the Initial Term Loan Agreement captioned “Additional Negative Pledges” is hereby amended in its entirety to read as follows:

“Section 8.11 Additional Negative Pledges. Create or otherwise cause or suffer to exist or become effective, directly or indirectly, any prohibition or restriction on the creation or existence of any Lien upon any asset of any Consolidated Company, other than pursuant to (a) the terms of any agreement, instrument or other document pursuant to which any Indebtedness permitted by Section 8.2(b) is incurred by any Consolidated Company, so long as such prohibition or restriction applies only to the property or asset being financed by such Indebtedness, (b) any requirement of applicable law or any regulatory authority having jurisdiction over any of the Consolidated Companies, and (c) any such provisions contained in the 2004 Note Purchase Agreement.”

(f) Section 8.12 of the Initial Term Loan Agreement captioned “Limitation on Payment Restrictions Affecting Consolidated Companies” is hereby amended in its entirety to read as follows:

“Section 8.12 Limitation on Payment Restrictions Affecting Consolidated Companies. Create or otherwise cause or suffer to exist or become effective, any consensual encumbrance or restriction on the ability of any Consolidated Company to (a) pay dividends or make any other distributions on such Consolidated Company’s stock, or (b) pay any indebtedness owed to Borrower or any other Consolidated Company, or (c) transfer any of its property or assets to Borrower or any other Consolidated Company, except in each case any consensual encumbrance or restriction existing under the Credit Documents, or those restrictions as are contained in the 2004 Note Purchase Agreement.”

(g) Section 8.17 of the Initial Term Loan Agreement captioned “Guaranties” is hereby amended in its entirety to read as follows:

“Section 8.17 Guaranties. Without the prior written consent of the Lender, extend or execute any Guaranty other than (a) endorsements of instruments for deposit or collection in the ordinary and normal course of business, (b) Guaranties acceptable in writing to the Lender, and (c) Guaranties for obligations of any Consolidated Subsidiary, provided, however, said Guaranteed Indebtedness under this subparagraph (c) will not exceed the aggregate amount of $10,000,000 without the prior written consent of the Lender, and (d) Guaranties of Subsidiaries in connection with the 2004 Note Purchase Agreement.”

(h) Section 8.18 of the Initial Term Loan Agreement captioned “Changes in Debt Instruments” is hereby amended in its entirety to read as follows:

“Section 8.18 Changes in Debt Instruments. Without the prior written consent of the Lender, enter into any amendment, change or modification of any agreement relating to any Indebtedness (excluding Indebtedness described in the 2004 Note Purchase Agreement); provided, however, the foregoing restrictions shall not prohibit any such amendment, change or modification where (a) it relates solely to an extension of a maturity date if said Indebtedness is not already in default, and (b) other changes in said agreements which are not material; provided, however, if said amendment, change or modification constitutes the waiver of any default condition under said agreement, notice of said matter along with a copy of said amendment, change or modification shall be given to the Lender.”

5. Ratification. Except as modified by this First Amendment, the parties do hereby confirm and ratify the Initial Term Loan Agreement. Hereafter, the term “Term Loan Agreement” means and includes this First Amendment.

6. Conflicts Between Term Loan and Revolving Loan. In addition to the term loan evidenced by the Term Loan Agreement, the Lender has also extended to the Borrower a separate and distinct revolving loan which is evidenced by that certain Revolving Loan Agreement (as amended or modified, the “Revolving Loan Agreement”) dated September 29, 2003, as amended by that certain First Amendment to Revolving Loan Agreement dated December 30, 2003 and that certain Second Amendment to Revolving Loan Agreement dated July 15, 2004. To the extent there is a conflict in the provisions of said Term Loan Agreement and Revolving Loan Agreement in the Articles relating to Affirmative Covenants or Negative Covenants (including any definitions relating to or used in said Affirmative or Negative Covenants), the terms and conditions of the Revolving Loan Agreement shall govern.

Signature Page Follows

SIGNATURE PAGE TO FIRST AMENDMENT

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to Amended and Restated Revolving and Term Loan Agreement to be duly executed and delivered by their duly authorized officers as of the day and year first above written.

BORROWER:

BROWN & BROWN, INC.

Address for Notices:	By: /S/ CORY T. WALKER
220 South Ridgewood Avenue	Cory T. Walker, Senior Vice President, Treasurer and Chief Financial Officer
Daytona Beach, Florida 23115-2412
Attention: Cory T. Walker
Telephone No.: (386) 239-7250
Telecopy No.: (386) 239-7252

With a copy to:

Laurel L. Grammig
General Counsel
BROWN & BROWN, INC.
401 East Jackson Street
Suite 1700
Tampa, Florida 33602
Telephone No.: (813) 222-4277
Telecopy No.: (813) 222-4464
LENDER:

SUNTRUST BANK

Address for Notices:	By: /S/ EDWARD WOOTEN Edward Wooten, Director
SunTrust Bank
Mail Code FL-Orlando-1106
200 South Orange Avenue
Tower 10
Orlando, FL 32801
Telephone: (407) 237-6855
Telecopy: (407) 237-4076